Exhibit 12
GMAC LLC

Ratio of Earnings to Fixed Charges

	Restated (a)
Year ended December 31, ($ in millions)	2006	2005	2004

Earnings
Consolidated net income	$2,125	$2,282	$2,894
Provision for income taxes	103	1,197	1,362
Equity-method investee distribution	651	283	259
Equity-method investee earnings	(512)	(142)	(169)
Minority interest expense	(9)	(57)	2

Consolidated income before income taxes, minority interest and income or loss from equity investees	2,358	3,563	4,348
Fixed charges	15,655	12,754	9,682

Earnings available for fixed charges	18,013	16,317	14,030
Fixed charges
Interest, discount, and issuance expense on debt	15,560	12,654	9,598
Portion of rentals representative of the interest factor	95	100	84

Total fixed charges	$15,655	$12,754	$9,682
Ratio of earnings to fixed charges	1.15	1.28	1.45

(a)	For further details on the restatement, refer to Note 1 to our Consolidated Financial Statements.